Exhibit 99.1

For Immediate Release

Contact:
Fariyal Khanbabi
Chief Financial Officer
+44 (0)20 7264 4900

BRITANNIA BULK ANNOUNCES DATE FOR CONFERENCE CALL
AND RELEASE OF FIRST QUARTER 2007 RESULTS

LONDON, England  May 8, 2007 – Britannia Bulk Plc. (“Britannia”) announced today that it will release its results for the first quarter ended March 31, 2007 on Wednesday, May 16, 2007.

Conference Call Announcement

Britannia will host a conference call on Wednesday, May 16 at 4:00 p.m. GMT/11:00 a.m. EST to review these results.  To participate in the call, please dial 1-888-313-7413 for callers in North America and 1-212-341-7081 for callers elsewhere.  A replay of the call will be available through May 23 and may be accessed by calling 1-800-633-8284 for callers in North America and 1-402-977-9140 for callers elsewhere.  The reservation number for the replay is 21338340.  Please note further that conference call materials will be made available on our website on Tuesday, May 15, prior to the conference call.

About Britannia Bulk Plc.

Britannia Bulk Plc is an international provider of drybulk transportation services with a focus on transporting drybulk commodities from the Baltic region.  Our existing fleet, excluding vessels that we charter-in, consists of nine drybulk vessels, five barges and four tugs.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Britannia expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by Britannia based on management's experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Britannia’s control, which may cause Britannia’s actual results to differ materially from those implied or expressed by the forward-looking statements. These risks include, among others, our ability to timely identify and acquire additional vessels on terms we deem reasonable, our ability to generate cash to service our debt, decreases in shipping volumes, including Russian coal for export, changes in demand and rate levels for the transportation services we offer and seasonality of the market in which we operate.  The Company undertakes no obligation to publicly update or revise any forward-looking statements.  Further information on risks and uncertainties is available in the Company’s filings with the Securities and Exchange Commission.

SOURCE: Britannia Bulk Plc.